EXHIBIT 99.1

For Immediate Release 22-32-TR	Date:	May 12, 2022

Teck Launches Zinc Satellite to Surface Value from Portfolio of Zinc Assets

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the launch of a Zinc Satellite initiative focused on surfacing value from Teck’s portfolio of world-class zinc development assets located in the Americas and Australia, including five substantial zinc resources.

Zinc Satellite will build on the technical and commercial expertise of Teck’s Project Satellite team, which has successfully advanced and grown the value of various copper growth projects, including San Nicolás in Mexico and Zafranal in Peru, such that Teck now has the best portfolio of copper growth options in the industry.

“The market outlook for zinc is strong, due to declining production from existing primary zinc mines, underinvestment in global exploration for zinc, and long-term demand driven by decarbonization, which is galvanized steel-intensive,” said Don Lindsay, President and CEO. “Zinc Satellite will leverage our successful Project Satellite approach of making prudent investments to advance each asset by identifying pragmatic development options and paths to value. Value could ultimately be realized through a standalone investment, a partnership, or other transaction."

The five Zinc Satellite Projects are:

•	Aktigiruq – Alaska, USA
o	100% Teck owned
o	Located about 14 km from the existing Red Dog operation
o	Scoping study in progress

•	Cirque – B.C., Canada
o	Teck 50% | Korea Zinc 50%

o   Located in west central British Columbia close to existing infrastructure

o   Ready access to Teck Trail operations smelting and refining facility

•	Anarraaq – Alaska, USA
o	100% Teck owned
o	Located about 11 kilometers from the existing Red Dog operation
•	Teena – Northern Territory, Australia
o	100% Teck owned
o	Located about 7 km from Glencore’s McArthur River operation

•	Su-Lik – Alaska, USA
o	Su: 100% Teck owned
o	Lik: Teck 50% | Solitario Zinc Corp. 50%
o	Located about 17 km from the existing Red Dog operation

These projects represent five of the largest 25 undeveloped zinc deposits globally and are all located in stable jurisdictions. We have established work programs and teams to advance these potential zinc growth options with prudent investments to improve our understanding of each asset’s potential, and define associated development options and paths to value for each one.

Teck is currently the world’s largest net zinc miner based on zinc production from Red Dog in Alaska and Antamina in Peru. We also operate one of the world’s largest integrated zinc-lead refineries, located in Trail, B.C.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

Forward-looking statements in this news release include statements regarding: expectations for Teck’s copper and zinc growth projects; the market outlook for zinc; the potential of Teck’s copper development properties, the potential to advance each of the Zinc Satellite projects and realize value from them. These forward-looking statements involve numerous assumptions, including, but not limited to, assumptions that future work will result in advancement of any of the Zinc Satellite projects; assumptions regarding the accuracy of our current geological estimates; and assumptions regarding our ability to realize value. Factors that may cause actual results to vary materially include, but are not limited to: future zinc commodity price; inaccurate geological or metallurgical assumptions; unanticipated difficulties in advancing a project; difficult in obtaining or maintaining permits; lack of future funding; and other factors that impact our business generally. The foregoing list of factors is not exhaustive.

We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

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About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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